Exhibit 99.1

MATERIAL FACT

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

São Paulo, March 26, 2019 — Suzano Papel e Celulose S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ), pursuant to the Brazilian Securities Commission’s (“CVM”) Instruction No. 358, dated January 3, 2002, as amended, and to Instruction No. 480, dated December 7, 2009 (“Instruction No. 480/09”), as amended, hereby informs, according to the best practices of corporate governance, the disclosure, on this day, of certain guidance, as following:

1.              Synergy gains projections with the combination of business involving Fibria Celulose S.A.

Due to  the combination of the Company’s and Fibria Celulose S.A.’s (“Fibria”) activities, as a result of the transaction closed on January 14, 2019, Suzano expects to gradually seize, from 2019 to 2021, operational synergies estimated between R$ 800 million and R$ 900 million per year (previously to tax deductions), on a recurring basis after 2021, with the reduction of costs, expenses and capital investments deriving from the areas of supplies, forestry, industrial, logistics, commercial, administrative and personnel, as well as expects to achieve tax synergies that generate additional deductibility of approximately R$ 2,0 billion per year between 2019 and 2021, from the merger of Fibria into Suzano.

The estimated value of the abovementioned operational synergies does not comprise the costs of implementing initiatives linked with these synergies, which are estimated by the Company in approximately R$ 200 million until 2021, with 50% of this amount due to 2019.

2.              CAPEX projections

In accordance with the chart below, the Company predicts for the fiscal year of 2019 a total CAPEX of R$ 6.4 billion, with R$ 4,0 billion related to sustaining, maintaining the 2018 fiscal year trend. The balance of the 2019 CAPEX, amounting R$ 2.4 billion, encompasses remaining investments in projects previously disclosed to the market, such as the acquisitions of lands and forests of Duratex S.A., and the investment in ports logistics assets, as well as potential new investments in lands and forests that might bring higher future competitiveness to the Company and/or that might assure the maintenance of optionalities of future growth of its business.

CAPEX (R$ billion)	2018	2019e
Sustaining	3.9	4.0
Modernization and Expansion	2.0	0.6
Forest and Land	1.3	1.4
Port Terminals(1)	0.2	0.4
Total	7.4	6.4

(1) States of São Paulo and Maranhão.

3.              Projected period and projection expiration date

Synergies

With respect to operational synergies, the projected period comprises the fiscal years of 2019, 2020 and 2021, and the Company expects to achieve 40% of these operational synergies on December 31, 2019, 90% on December 31, 2020 and 100% on December 31, 2021.

Regarding specifically tax synergies, the projected period comprises the fiscal years of 2019, 2020 and 2021. However, the Company estimates that this synergy will continue until the end of the fiscal year of 2029, from the merger of Fibria into Suzano.

The abovementioned projections, whose seizures will occur gradually, are valid until the end of the aforementioned periods, highlighting potential changes in this estimate due to advancements in the integration process between the Company and Fibria and premises will be disclosed to the market under the terms of applicable legislation.

CAPEX

The CAPEX guidance refers to the fiscal year of 2019, as reflected in the CAPEX budget for the period, so that the expiry of such guidance extends until December 31, 2019.

4.              Premises and metrics for projection estimation

Synergies

The seizure of expected synergies is based on the premise that the Company will be able to successfully implement the following initiatives, among others:

•                  Production optimization per factory;

•                  Cost reduction of industrial, forestry and fuel inputs used in its operations;

•                  Optimization of the forest base and, hence, the supply of wood for industrial activity;

•                  Logistic optimization of wood supply and product outflow;

•                  Equalization of contractual parameters; and

•                  Adjustments in organizational and administrative structure.

The synergies projections with the aforementioned reduction of costs, expenses and capital investments were based on budgets and studies prepared by the Company internally with the support of external consultants and advisors and whose foundation was the implementation in the Company of the best practices that were identified during the evaluation and integration process of Suzano with Fibria.

CAPEX

For the purposes of the 2019 CAPEX guidance, were assumed as premises both the Company’s and Fibria’s 2018 CAPEX, maintaining the stable trend of the sustaining CAPEX, the remaining investments in projects previously disclosed to the market and potential new investments in lands and forests as natural course of the Company’s business.

5.              Update of the Company’s Reference Form

The Company clarifies that its Reference Form will be duly updated, with the inclusion of the projections in its item 11, according to the terms established in Instruction No. 480/09.

The projections presented herein reflect only current estimates or expectations of the Company’s management, subject to risks and uncertainties, and are not in any way a promise of performance. These projections represent forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Exchange Act of 1934, as amended. The terms “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects” and “should”, as well as other similar terms, intend to identify such previsions, which, evidently, involve risks or uncertainties foreseen or not by the Company. Information on business perspectives, projections and financial targets are mere forecasts, based on management’s current expectations regarding the future of the Company and its subsidiaries. These expectations depend on market conditions and the economic scenario of Brazil and the countries in which we operate and the sectors in which we operate. Any alteration on perceptions or factors described above may cause concrete results to be different from presented projections.

São Paulo, March 26, 2019.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer